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                                                                      Exhibit 18


                               MULTIPLE CLASS PLAN
                                  EUREKA FUNDS

         This constitutes a MULTIPLE CLASS PLAN (the "Plan") of the Eureka Funds, a Massachusetts business trust, adopted pursuant to Rule 18f-3(d) under the Investment Company Act of 1940, as amended (the "1940 Act"). The Plan is applicable to each series of the Eureka Funds' units of beneficial interest (each a "Fund" and collectively the "Funds").

         WHEREAS, it is desirable to enable the Eureka Funds to have flexibility in meeting the investment and shareholder servicing needs of its current and future investors; and

         WHEREAS, the Board of Trustees of the Eureka Funds (the "Board of Trustees"), including a majority of the Trustees who are not "interested persons" of the Eureka Funds, as such term is defined by the 1940 Act, mindful of the requirements imposed by Rule 18f-3(d) under the 1940 Act, has determined to adopt this Plan to enable the Funds to provide appropriate services to certain designated classes of shareholders of the Funds;

         NOW, THEREFORE, the Eureka Funds designate the Plan as follows:

         1. Designation of Classes. Each Fund shall offer its units of beneficial interest ("Shares") in two classes: Trust Shares and Class A Shares.

         2. Purchases. Trust Shares may be purchased through procedures established by the distributor in connection with the requirements of fiduciary, advisory, agency, custodial and other similar accounts maintained by or on behalf of customers of Sanwa Bank California or one of its affiliates or other financial service providers, as outlined in the Registration Statement of the Eureka Funds. Class A Shares are distributed to the general public pursuant to procedures outlined in the Registration Statement of the Eureka Funds. Both the Trust Shares and the Class A Shares are subject to a minimum initial purchase amount.

         3. Shareholder Services. Shareholders of Trust Shares who are employees of Sanwa Bank California and Shareholders of Class A Shares may make automatic investments in a Fund from their bank accounts. Shareholders of Trust Shares and Class A Shares may also make regular exchanges and redemptions of Class A Shares.

         4. Sales Charges. Trust Shares and Class A Shares are not subject to a sales charge at the time of purchase or upon redemption.
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         5. Distribution and Shareholder Services Fee.

Trust Shares
------------

         Trust Shares are not subject to a distribution and shareholder services fee.

Class A Shares
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         Class A Shares are subject to a distribution and shareholder services fee assessed in accordance with the distribution and shareholder services plan adopted by the Eureka Funds (the "Plan") (the "A Share Fee").

         6. Exchanges.

Trust Shares
------------

         Trust Shares of each Fund may be exchanged for Trust Shares of the other Funds, provided that the Shareholder making the exchange is eligible on the date of the exchange to purchase Trust Shares. Trust Shares of each Fund may be exchanged for Class A Shares in instances where the Shareholder ceases to be eligible to purchase Trust Shares.

Class A Shares
--------------

         Class A Shares of each Fund may be exchanged for Class A Shares of the other Funds, provided that the Shareholder making the exchange is eligible on the date of the exchange to purchase Class A Shares. Class A Shares of each Fund may be exchanged for Trust Shares in instances where the Shareholder becomes eligible to purchase Trust Shares.

         7. Redemptions. Trust Shares and Class A Shares may be redeemed without charge.

         8. Voting Rights. Each Share held entitles the Shareholder of record to one vote (with proportional voting for fractional Shares) on such matters as Shareholders are entitled to vote. Each Fund will vote separately on matters relating solely to that Fund. Each class of a Fund shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class, and shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class. However, all Fund Shareholders will have equal voting rights on matters that affect all Fund Shareholders equally.

         9. Expense Allocation. Each class shall pay the expenses associated with its different distribution and shareholder services arrangement. Each class may, at the Board's discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Eureka Funds' assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or

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to a different degree than other classes. All other expenses will be allocated to each class on the basis of the relative net asset value of that class in relation to the net asset value of the Fund.

         10. Dividends. The amount of dividends payable on Trust Shares may be more than the dividends payable on Class A Shares because of the A Share Fee charged to Class A Shares, pursuant to the Plan.

         11. Termination and Amendment. This Plan may be terminated or amended pursuant to the requirement of Rule 18f-3(d) under the 1940 Act.

         12. The names "Eureka Funds" and "Trustees of the Eureka Funds" refer respectively to the Eureka Funds created and the Trustees, as trustees but not individually or personally, acting from time to time under an Agreement and Declaration of the Eureka Funds dated April 7, 1997 to which reference is hereby made and a copy of which is on file at the office of the Secretary of State of the Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of the Eureka Funds entered into in the name or on behalf thereof by any of the Eureka Funds, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, Shareholders or representatives of the Eureka Funds personally, but bind only the assets of the Eureka Funds, and all persons dealing with any series and/or class of Shares of the Eureka Funds must look solely to the assets of the Eureka Funds belonging to such series and/or class for the enforcement of any claims against the Eureka Funds.

Adopted by the Board of Trustees on October 21, 1997

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